UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): JANUARY 27, 2005

INFINIUM LABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-50535	65-1048794
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2033 Main Street, Suite 309, Sarasota, Florida 34237

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (941) 917-0788

Copies to:
Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, New York 10018
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
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ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On January 27, 2005, Infinium Labs, Inc. ("we" or "us") issued 12 %
Non-Negotiable Promissory Notes (the "Notes") to Timothy Roberts, our Chief
Executive Officer, Robert Shambro and Fred Niedrich (collectively, the
"Lenders") in which the Lenders lent an aggregate principal amount of $500,000
to us in exchange for the Notes. The Notes bear interest at 12% per annum and
mature within 90 days after the date of issuance.

The Notes were issued to the Lenders by us pursuant to Rule 506 of Regulation D
as promulgated under the Securities Act of 1933, as amended (the "Act"), and/or
Section 4(2) of the Act.

ITEM 2.03 CREATION OF A DIRECT FINANCIAL OBLIGATION.

        See Item 1.01 above.

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES.

        See Item 1.01 above.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

        (A)   FINANCIAL STATEMENTS OF BUSINESS ACQUIRED.

              Not applicable.

        (B)   PRO FORMA FINANCIAL INFORMATION.

              Not applicable.

        (C)   EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
4.1	Form of 12 % Non-Negotiable Promissory Note of Infinium Labs, Inc. dated as of January 27, 2004 issued to Timothy M. Roberts, Robert Shambro and Fred Niedrich.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                              INFINIUM LABS, INC.

Date: January 28, 2005   /s/ Timothy M. Roberts

                                     Timothy M. Roberts
                                     Chief Executive Officer

                    NON NEGOTIABLE PROMISSORY NOTE

                          JANUARY 27, 2005

SARASOTA, FLORIDA $_____

FOR VALUE RECEIVED, the undersigned, INFINIUM LABS, INC., a Delaware
Corporation, with a principal office located at 2033 Main Street, Ste 309,
Sarasota, FL 34237 (the "Company"), promises to pay _____ (the
"Holder") at _____ or other address as the Holder shall
specify in writing, the principal sum of _____ ($_____), together
with interest thereon at the rate of twelve percent (12%) per annum and will be
payable pursuant to the following terms:

1. AMOUNT OF NOTE. The face amount of this Non Negotiable Promissory Note (this
"Note") plus interest at the rate of twelve percent (12%) per annum shall be
payable to the Holder within ninety (90) days from the date hereof.

2. WAIVER AND CONSENT. To the fullest extent permitted by law and except as
otherwise provided herein, the Company waives demand, presentment, protest,
notice of dishonor, suit against or joinder of any other person, and all other
requirements necessary to charge or hold the Company liable with respect to this
Note.

3. COSTS, INDEMNITIES AND EXPENSES. The Company agrees to pay all reasonable
fees and costs incurred by the Holder in collecting or securing or attempting to
collect or secure this Note, including reasonable attorneys' fees and expenses,
whether or not involving litigation and/or appellate or bankruptcy proceedings.
The Company agrees to pay any documentary stamp taxes, intangible taxes or other
taxes which may now or hereafter apply to this Note or any payment made in
respect of this Note, and the Company agrees to indemnify and hold the Holder
harmless from and against any liability, costs, attorneys' fees, penalties,
interest or expenses relating to any such taxes, as and when the same may be
incurred.

4. EVENT OF DEFAULT. Upon an Event of Default (as defined below), the entire
principal balance and accrued interest outstanding under this Note, and all
other obligations of the Company under this Note, shall be immediately due and
payable without any action on the part of the Holder, and the Holder shall be
entitled to seek and institute any and all remedies available to it. No remedy
conferred under this Note upon the Holder is intended to be exclusive of any
other remedy available to the Holder, pursuant to the terms of this Note or
otherwise. No single or partial exercise by the Holder of any right, power or
remedy hereunder shall preclude any other or further exercise thereof. The
failure of the Holder to exercise any right or remedy under this Note or
otherwise, or delay in exercising such right or remedy, shall not operate as a
waiver thereof. An "Event of Default" shall be deemed to have occurred upon the
occurrence of any of the following: (i) the Company should fail for any reason
or for no reason to make payment of the outstanding principal balance plus
accrued interest pursuant to this Note within the time prescribed herein or the
Company fails to satisfy any other obligation or requirement of the Company
under this Note; or (ii) any proceedings under any bankruptcy laws of the United
States of America or under any insolvency, reorganization, receivership,
readjustment of debt, dissolution, liquidation or any similar law or statute of
any jurisdiction now or hereinafter in effect (whether in law or at equity) is
filed by or against the Company or for all or any part of its property.
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5. MAXIMUM INTEREST RATE. In no event shall any agreed to or actual interest
charged, reserved or taken by the Holder as consideration for this Note exceed
the limits imposed by New Jersey law. In the event that the interest provisions
of this Note shall result at any time or for any reason in an effective rate of
interest that exceeds the maximum interest rate permitted by applicable law,
then without further agreement or notice the obligation to be fulfilled shall be
automatically reduced to such limit and all sums received by the Holder in
excess of those lawfully collectible as interest shall be applied against the
principal of this Note immediately upon the Holder's receipt thereof, with the
same force and effect as though the Company had specifically designated such
extra sums to be so applied to principal and the Holder had agreed to accept
such extra payment(s) as a premium-free prepayment or prepayments.

6. CANCELLATION OF NOTE. Upon the repayment by the Company of all of its
obligations hereunder to the Holder, including, without limitation, the face
amount of this Note, plus accrued but unpaid interest, the indebtedness
evidenced hereby shall be deemed canceled and paid in full. Except as otherwise
required by law or by the provisions of this Note, payments received by the
Holder hereunder shall be applied first against expenses and indemnities, next
against interest accrued on this Note, and next in reduction of the outstanding
principal balance of this Note.

7. SEVERABILITY. If any provision of this Note is, for any reason, invalid or
unenforceable, the remaining provisions of this Note will nevertheless be valid
and enforceable and will remain in full force and effect. Any provision of this

Note that is held invalid or unenforceable by a court of competent jurisdiction
will be deemed modified to the extent necessary to make it valid and enforceable
and as so modified will remain in full force and effect.

8. AMENDMENT AND WAIVER. This Note is non negotiable and may be amended, or any
provision of this Note may be waived, provided that any such amendment or waiver
will be binding on a party hereto only if such amendment or waiver is set forth
in a writing executed by the parties hereto. The waiver by any such party hereto
of a breach of any provision of this Note shall not operate or be construed as a
waiver of any other breach.

9. SUCCESSORS. Except as otherwise provided herein, this Note shall bind and
inure to the benefit of and be enforceable by the parties hereto and their
permitted successors and assigns.

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10. ASSIGNMENT. This Note shall not be directly or indirectly assignable or
delegable by the Company.

11. NO STRICT CONSTRUCTION. The language used in this Note will be deemed to be
the language chosen by the parties hereto to express their mutual intent, and no
rule of strict construction will be applied against any party.

12. FURTHER ASSURANCES. Each party hereto will execute all documents and take
such other actions as the other party may reasonably request in order to
consummate the transactions provided for herein and to accomplish the purposes
of this Note.

13. NOTICES, CONSENTS, ETC. Any notices, consents, waivers or other
communications required or permitted to be given under the terms hereof must be
in writing and will be deemed to have been delivered: (i) upon receipt, when
delivered personally; (ii) upon receipt, when sent by facsimile (provided
confirmation of transmission is mechanically or electronically generated and
kept on file by the sending party); or (iii) one (1) trading day after deposit
with a nationally recognized overnight delivery service, in each case properly
addressed to the party to receive the same. The addresses and facsimile numbers
for such communications shall be:

If to the Company: Infinium Labs, Inc.
                                  2033 Main Street, Suite 309
                                  Sarasota, FL 34237

                                  Attention: Timothy M. Roberts, CEOP
                                  Telephone: (941) 556-8000
                                  Facsimile: (941) 917-0782

With Copies to: Sichenzia Ross Friedman Ference LLP
                                  1065 Avenue of the Americas
                                  New York, NY 10018
                                  Attention: Darrin M. Ocasio, Esq.
                                  Telephone: (212) 930-9700
                                  Facsimile: (212) 930-9725

If to Holder:

                                  Attention:
                                  Telephone:
                                  Facsimile:

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or at such other address and/or facsimile number and/or to the attention of such
other person as the recipient party has specified by written notice given to
each other party three (3) trading days prior to the effectiveness of such
change. Written confirmation of receipt (A) given by the recipient of such
notice, consent, waiver or other communication, (B) mechanically or
electronically generated by the sender's facsimile machine containing the time,
date, recipient facsimile number and an image of the first page of such
transmission or (C) provided by a nationally recognized overnight delivery
service, shall be rebuttable evidence of personal service, receipt by facsimile
or receipt from a nationally recognized overnight delivery service in accordance
with clause (i), (ii) or (iii) above, respectively.

14. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The Holder's
remedies provided in this Note shall be cumulative and in addition to all other
remedies available to the Holder under this Note, at law or in equity (including
a decree of specific performance and/or other injunctive relief), no remedy of
the Holder contained herein shall be deemed a waiver of compliance with the
provisions giving rise to such remedy and nothing herein shall limit the
Holder's right to pursue actual damages for any failure by the Company to comply
with the terms of this Note. Every right and remedy of the Holder under any
document executed in connection with this transaction, including but not limited
to this Note or under applicable law may be exercised from time to time and as
often as may be deemed expedient by the Holder. The Company acknowledges that a
breach by it of its obligations hereunder will cause irreparable harm to the
Holder and that the remedy at law for any such breach may be inadequate. The
Company therefore agrees that, in the event of any such breach or threatened
breach, the Holder shall be entitled, in addition to all other available
remedies, to an injunction restraining any breach, and specific performance
without the necessity of showing economic loss and without any bond or other

security being required.

15. GOVERNING LAW; JURISDICTION. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the Superior Courts of the State of New York, sitting in the city of New York, New York and the Federal District Court for the District of New York sitting in New York, New York, for the adjudication of any dispute hereunder or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

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16. NO INCONSISTENT AGREEMENTS. None of the parties hereto will hereafter enter into any agreement which is inconsistent with the rights granted to the parties in this Note.

17. THIRD PARTIES. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties to this Note and their respective permitted successor and assigns, any rights or remedies under or by reason of this Note.

18. WAIVER OF JURY TRIAL. AS A MATERIAL INDUCEMENT FOR THE HOLDER TO LOAN TO THE COMPANY THE MONIES HEREUNDER, THE COMPANY HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS AGREEMENT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.

19. ENTIRE AGREEMENT. This Note (including the recitals hereto) sets forth the entire understanding of the parties with respect to the subject matter hereof, and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for any party in connection with the negotiation of the terms hereof, and may be modified only by instruments signed by all of the parties hereto.

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IN WITNESS WHEREOF, this Note is executed by the undersigned as of the date hereof.

HOLDER:
_____

By: _____

COMPANY:
INFINIUM LABS, INC.

By: _____
Name: Timothy M. Roberts
Title: CEO